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SEC FILE NUMBER
001-14331

CUSIP NUMBER
46088S 10 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
INTERSTATE HOTELS & RESORTS, INC.

Full Name of Registrant

Former Name if Applicable
4501 NORTH FAIRFAX DRIVE, STE 500

Address of Principal Executive Office (Street and Number)
ARLINGTON, VA 22203

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The principle reason for the Registrant’s inability to file at this time is that the Registrant is still in the process of assessing its financial position due to the Registrant’s recent notice of suspension of trading from the New York Stock Exchange (NYSE) and potential de-listing, as reported on Form 8-K filed on March 11, 2009. Therefore, the Registrant is unable to finalize management’s discussion and analysis as well as its financial statements, including the notes thereto, at this time.
According to the notice received from the NYSE, the suspension of trading is occurring because the Registrant has failed to meet the continued listing standard regarding average global market capitalization over a consecutive 30 trading day period of not less than $15 million. The Registrant does have a right to a review of this determination by a committee of the Board of Directors of NYSE Regulation and will continue to be listed until such time of the appeal. The Registrant expects to utilize this appeal process; however, there are only limited solutions available. The Registrant has not yet been notified as to the timing of the appeal process.
The Registrant’s senior secured credit facility agreement requires that the Registrant be listed on the NYSE. The Registrant’s credit facility also includes a covenant requiring an audit opinion without exception. The credit facility matures in March 2010. The Registrant is in active discussions with its credit facility lenders regarding a waiver through June 30, 2009, related to the covenant requiring listing on the NYSE as well as the covenant dealing with audit opinions. These actions, if successful, will allow the Registrant to remain in compliance with the provisions of the credit facility agreement as the Registrant negotiates with the lenders to amend and extend the maturity of the secured credit facility agreement.
KPMG LLP, the Registrant’s independent registered public accounting firm, has notified the Audit Committee and management that, in the absence of information in support of the ability of the Registrant to comply with its various debt covenants, such as covenant waivers through the date of maturity or an amendment, its report on the consolidated financial statements for the year ended December 31, 2008 will include an explanatory paragraph related to the substantial doubt about the Registrant’s ability to continue as a going concern.
The Registrant can provide no assurances that such waivers or amendments can be obtained, or that the terms under which such waivers or amendments can be obtained would be satisfactory to the Registrant. No conclusion with respect to such discussions has been reached as of the date of this filing. If the Registrant is unsuccessful in obtaining these waivers or amendments, a majority of the lenders under the credit facility could immediately call the debt for payment.
To ensure a thorough and accurate discussion of its financial position and liquidity needs, the Registrant expects to include additional information about its liquidity and financial position in its Annual Report on Form 10-K, including a detailed discussion of the impact of the matters described above. As the assessment of these matters is ongoing, the Registrant is unable to complete its Form 10-K in a timely manner without unreasonable effort or expense. The Registrant plans to file its Form 10-K by March 31, 2009, as prescribed in Rule 12b-25.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

DENIS S. McCARTHY	703	387-3384
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Interstate expects to report a net loss of $(18.0) million, or $(0.57) per basic and diluted share, for the year ended December 31, 2008 compared to net income of $22.8 million, or $0.72 per basic and $0.71 per diluted share, for the year ended December 31, 2007. In addition, Interstate expects to report operating income of $10.1 million from total revenues of $779.5 million for the year ended December 31, 2008 compared to operating income of $12.2 million from total revenues of $800.1 million for the year ended December 31, 2007.

INTERSTATE HOTELS & RESORTS, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	MARCH 12, 2009	By	/s/ DENIS S. McCARTHY

CHIEF ACCOUNTING OFFICER

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